

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 24, 2018

Via E-mail
Stephen Alfers
President and Chief Executive Officer
Pershing Gold Corporation
1658 Cole Boulevard
Building 6-Suite 210
Lakewood, CO 80401

> **Re: Pershing Gold Corporation**
> **Registration Statement on Form S-1**
> **Filed January 18, 2018**
> **File No. 333-222612**

Dear Mr. Alfers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at (202) 551-3329 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Brian Boonstra, Esq.
    Davis Graham & Stubbs LLP